

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Mr. Randy Hayward
Chief Financial Officer
Global Green Matrix Corporation
943 Canso Drive
Gabriola, BC V0R 1X2

    RE: **Global Green Matrix Corporation**
                Forms 20-F & 20-F/A for the Year Ended December 31, 2009
                File No. 0-51180

Dear Mr. Hayward:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                Rufus Decker
                Accounting Branch Chief